EXHIBIT 99.26

mCloud Connects 41,000 Assets in 2019 Including C$8 Million in Remote AssetCare™ Oil and Gas Subscriptions

Year-over-year connected assets grew to 146% compared to 2018, including the conversion of more than C$8 million in legacy oil and gas project services into AssetCare multi-year recurring revenues

VANCOUVER, March 24, 2020 - mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF)

("mCloud" or the "Company"), a leading provider of asset management solutions combining loT, cloud computing, artificial intelligence ("Al"), and analytics, today announced it connected over 41,000 assets to its AssetCare platform at the close of 2019, confirming the Company surpassed its 2019 strategic objective of connecting at least 40,000 assets in buildings, wind turbines, and oil and gas facilities by year- end. With 28,000 connected assets at year-end 2018, mCloud grew its total connected asset count to 146% year-over-year including C$8 million in AssetCare subscriptions based on remote asset connectivity within oil and gas.

"We had complete confidence we would achieve the asset growth target we had set for ourselves in 2019," said Russ McMeekin, mCloud President and CEO. "We saw solid growth through the continued success we have had in getting thousands of new buildings connected in our Smart Facilities business throughout 2019, along with several deals to connect wind farms in Smart Energy, and the start of our plan to convert our portfolio of oil and gas customers to AssetCare in Smart Process through re-alignment of our marketing and business development efforts from custom projects to AssetCare subscriptions."

"As a result, we saw our Western Canada oil and gas customers in Smart Process move their near-term legacy project services budgets toward the implementation of AssetCare subscriptions," McMeekin continued. "ln response to the recent severe depression in oil prices, we expect our oil and gas customers to expedite their digital transformation efforts with us as they drive increased urgency in responding to a new normal of being continuously cost efficient and enabling remote work through AssetCare's mobile capabilities."

"At this time, despite the impact COVlD-19 has had on businesses everywhere, we remain confident we will continue to see at least 70,000 connected assets at year-end in part because we are uniquely placed to make businesses digitally resilient and remotely connected at all times, allowing them to keep track of critical assets even in environments such as the one we face today," McMeekin added. "While we expect to see lower demand for our technical project services in segments such as oil and gas, we believe these should be offset through the activity we are seeing in connecting buildings, remote wind farms, and the rapid uptick in demand we are seeing for remote connected workers."

"The majority of our business is expected to move to AssetCare engagements driven by a commercially viable Results-as-a-Service model, which will provide us with a growing base of recurring revenues going forward," McMeekin concluded.

Connected assets include HVAC units, lighting, and refrigeration units in buildings, wind turbines, and process endpoints such as controllers, compressors, and valves at oil and gas facilities. As announced on January 27, 2020, mCloud raised C$13.3 million for working capital and general corporate activities.

Based on greenhouse gas equivalency calculations provided by the US Environmental Protection Agency, the Company estimates its portfolio of connected assets helped reduce the annual carbon footprint of its customers by 80,000 tons in 2019, or the same amount of greenhouse gases that would be emitted by nearly 17,000 conventional passenger vehicles driven for one year.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of Al and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's Al-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. loT sensors bring data from connected assets into the cloud, where Al and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance loT, Al, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 41,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATlONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained in this press release includes the Company's expectations around connected asset count, revenue guidance, and the proportion of business from AssetCare recurring revenues.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks, as discussed under the heading "Risk Factors" in the Company's annual information form dated October 31, 2019. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

ln connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release.

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